UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Corporation Savings Plan For Collectively Bargained Employees
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2010	14

Signatures	15

Consent of Independent Registered Public Accounting Firm	16

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
500 W. Main Street
Suite 1800
Louisville, KY  40202
Telephone (502) 589-6100
Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Brown-Forman Corporation Savings Plan
   for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2011

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Investments, at fair value	$ 11,243,922	$ 8,892,476

Employer contributions receivable	134,037	117,373

Participant contributions receivable	15,484	16,156

Net assets available for benefits at fair value	11,393,443	9,026,005

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(2,988)	9,145

Net assets available for benefits	$ 11,390,455	$ 9,035,150

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Contributions
Employer	$ 468,931
Participants	885,630

1,354,561

Interest income	5,569
Dividend income	132,761
Net appreciation in investments	1,407,803

Total additions	2,900,694

Deductions
Benefit payments	544,590
Administrative expenses	799

Total deductions	545,389

Net increase	2,355,305

Net assets available for benefits
Beginning of year	9,035,150

End of year	$ 11,390,455

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Brown-Forman Cooperage Company.  An employee becomes eligible to participate in the Plan, including receipt of Company matching contributions, after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as employees at the Brown-Forman Cooperage Company, may contribute between 1% and 50% of their weekly compensation.  Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $16,500 for both 2010 and 2009.   New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

Employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as employees at the Brown-Froman Cooperage Company, and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise.

Eligible participants of the Local Unions 89 or 320 and 110 or 369, as well as eligible participants of the Brown-Forman Cooperage Company Local Unions 110, 320, or 2309, who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

For employees at the Louisville Production Operations and Early Times Distillery that are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as for employees at the Brown-Forman Cooperage Company who are members of Local Unions 110, 320, or 2309, the Company shall contribute quarterly an amount equal to 100% of the participant’s elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis.  Participants that are paid weekly shall have their accounts credited with the participants’ contributions on a weekly basis.  Allocations are based on the participants' contributions and compensation as defined in the Plan.  The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $49,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy.  Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $494 and $540 at December 31, 2010 and 2009, respectively. In 2010, $200 of forfeited non-vested accounts were used to reinstate previously forfeited account balances of re-employed participants or allocated to eligible participants.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies:
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the quoted market value of the underlying assets.

Common Stock:
The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.  The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position.  Effective September 1, 2010, the Brown-Forman Class B Company Stock Fund was converted to a participant directed Employee Stock Ownership Plan (ESOP) and renamed the Brown-Forman Class B Company Stock Fund (ESOP). The conversion of the Company Stock Fund to an ESOP gives participants the option of having cash dividends payable on shares of Brown-Forman – Class B common stock held in the ESOP (“Shares”) either paid directly to the participant in cash or reinvested in the ESOP. The Company Stock Fund was converted from a unitized stock fund to a real-time traded fund and is comprised of Brown-Forman Corporation Class B common shares, which are valued at the quoted closing market price.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers.  Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "Trust") and is authorized to issue a number of shares.  The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

Recent Accounting Pronouncements

For the year ending December 31, 2010, the Plan adopted the FASB’s Accounting Standards Update ("ASU") 2010-25 which requires that participant loans be classified as notes receivable from participants and segregated from plan investments for purposes of generally accepted accounting principles and measured at unpaid principal balance plus any accrued but unpaid interest. The Plan adopted ASU 2010-25 for the year ended December 31, 2010 and applied the guidance retrospectively as required.

In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements.  This update requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This ASU is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this ASU did not have a material effect on the Plan's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) -- Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued on June 29, 2011. Effective January 1, 2011, for Local 89 and Local 320, the Plan was amended whereas the administrator may make Plan loans to participants, participants are eligible after working 60 days, the matching contribution shall be 100% of each such participant's elective deferrals for the first five percent of compensation deferred, and after one year of service participants shall be automatically enrolled at a 2% effective deferral of their compensation unless they elect otherwise. These same amendments were effective April 1, 2011 for Local 369 and Local 110.

3.	Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.
	December 31,
	2010		2009
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value

Investments at fair value:
Fidelity Managed Income Portfolio	364,447	$ 367,434	500,923	$ 491,778
Fidelity Growth Company Fund	36,675	3,049,561	40,517	2,794,880
Brown-Forman Corporation Class B
common stock	22,027	1,534,497	18,075	968,293
Fidelity Diversified International Fund/K	20,135	606,464	21,628	605,162
PIMCO Total Return Fund	73,341	795,750	34,919	377,126
Massachusetts Financial Services
Value Fund R4	35,828	817,230	36,662	761,476
Other investments individually less than 5%	716,778	4,072,986	552,707	2,893,761

		$ 11,243,922		$ 8,892,476

During 2010, the Plan's investments, including gains on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$ 1,086,651
Brown-Forman Corporation Class B Common Stock	321,152

$ 1,407,803

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.  In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $799 in 2010.

Through August 31, 2010, the Plan included an investment option for Brown-Forman Corporation Class B Common Stock Fund. This is a unitized stock fund comprised of Brown-Forman Corporation Class B common shares and a cash component. During 2010, purchases and sales of $389,865 and $95,843 of Brown-Forman Corporation Class B common stock, respectively, were made by the employer stock fund for the Plan. Effective September 1, 2010 participants for the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. During 2010, purchases and sales of $255,752 and $2,811 of Brown-Forman Corporation Class B common stock, respectively, were made from the ESOP by the Plan.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 —Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
Year Ended December 31, 2010

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements at December 31, 2010
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 4,329,263	$ 4,329,263	$ -	$ -
Mid cap	778,768	778,768	-	-
Small cap	145,384	145,384	-	-
International	669,992	669,992	-	-
Blended fund	2,124,142	2,124,142	-	-
Income	795,750	795,750	-	-
Total mutual funds	8,843,299

Brown-Forman Corporation Class B common stock	1,534,497	1,534,497	-	-
Money market fund	498,692	-	498,692	-
Common collective trust fund	367,434	-	367,434	-
Total Investments	$ 11,243,922	$ 10,377,796	$ 866,126	$ -

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements at December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 4,020,022	$ 4,020,022	$ -	$ -
Mid cap	504,942	504,942	-	-
Small cap	78,533	78,533	-	-
International	621,170	621,170	-	-
Blended fund	1,425,125	1,425,125	-	-
Income	377,126	377,126	-	-
Total mutual funds	7,026,918

Brown-Forman Corporation Class B common stock	968,293	968,293	-	-
Money market fund	405,487	-	405,487	-
Common collective trust fund	491,778	-	491,778	-
Total Investments	$ 8,892,476	$ 7,995,211	$ 897,265	$ -

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Plan #016 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Cost***	Value

	Janus Enterprise Fund	5,670 Mutual fund shares		$ 335,075
	PIMCO Total Return Fund	73,341 Mutual fund shares		795,750
	Royce Low Priced Stock Fund	7,936 Mutual fund shares		145,384
	Hartford Capital Appreciation	7,727 Mutual fund shares		327,321
*	Massachusetts Financial Services Value R4	35,828 Mutual fund shares		817,230
*	Fidelity Growth Company Fund	36,675 Mutual fund shares		3,049,561
*	Fidelity Low Priced Stock Fund K	11,078 Mutual fund shares		424,947
*	Fidelity Diversified International Fund K	20,135 Mutual fund shares		606,464
*	Fidelity Freedom Income	3,865 Mutual fund shares		43,600
*	Fidelity Freedom 2000	1,793 Mutual fund shares		21,405
*	Fidelity Freedom 2010	28,970 Mutual fund shares		393,705
*	Fidelity Freedom 2020	34,167 Mutual fund shares		471,161
*	Fidelity Freedom 2030	6,469 Mutual fund shares		89,078
*	Fidelity Freedom 2040	18,544 Mutual fund shares		148,537
*	Fidelity Freedom 2005	11 Mutual fund shares		115
*	Fidelity Freedom 2015	30,865 Mutual fund shares		350,008
*	Fidelity Freedom 2025	23,495 Mutual fund shares		270,668
*	Fidelity Freedom 2035	19,076 Mutual fund shares		218,796
*	Fidelity Freedom 2045	8,435 Mutual fund shares		80,046
*	Fidelity Freedom 2050	3,947 Mutual fund shares		37,023
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	498,692 Money market shares		498,692
*	Fidelity Managed Income Portfolio	364,447 Common collective trust fund units		364,447	**
*	PNC Mid Cap Value I	1,053 Mutual fund shares		13,320
*	Spartan International Index Fund	1,806 Mutual fund shares		63,528
*	Spartan Extended Market Index Fund	142 Mutual fund shares		5,426
*	Spartan U.S. Equity Index Fund	3,037 Mutual fund shares		135,066
*	Brown-Forman Corporation Class B
	common stock	22,027 Class B common stock shares		1,534,497
*	Fidelity Magellan K Fund	1.19 Mutual fund shares		85
				$11,240,935

*	Party-in-interest to the Plan

**	This represents contract value for the Fidelity Managed Income Portfolio. At Fair Value this investment is $367,434.

***	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN CORPORATION SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:

/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee
(Plan Administrator)
Senior Vice President, Chief Human Resources Officer
Brown-Forman Corporation
June 29, 2011